Exhibit 99.1

Vipshop Reports Unaudited Second Quarter 2021 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on August 18, 2021

Guangzhou, China, August 18, 2021 – Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights

•	Total net revenue for the second quarter of 2021 increased by 22.8% year over year to RMB29.6 billion (US$4.6 billion) from RMB24.1 billion in the prior year period.

•	GMV[1] for the second quarter of 2021 increased by 25% year over year to RMB48.1 billion from RMB38.4 billion in the prior year period.

•	Gross profit for the second quarter of 2021 increased by 20.6% year over year to RMB6.0 billion (US$922.6 million) from RMB4.9 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the second quarter of 2021 was RMB1.1 billion (US$169.2 million), as compared with RMB1.5 billion in the prior year period.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the second quarter of 2021 increased by 11.3% year over year to RMB1.5 billion (US$227.6 million) from RMB1.3 billion in the prior year period.

•	The number of active customers[3] for the second quarter of 2021 increased by 32% year over year to 51.1 million from 38.8 million in the prior year period.

•	Total orders[4] for the second quarter of 2021 increased by 30% year over year to 221.5 million from 170.5 million in the prior year period.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, offline stores, Shan Shan Outlets and city outlets during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Vipshop offline stores and Vipmaxx offline stores, as well as Shan Shan Outlets and city outlets that were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) share of loss (gain) in investment of limited partnerships that are accounted for as equity method investees, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments.

[3]	“Active customers” is defined as registered members who have purchased from the Company’s online sales business or the Company’s online marketplace platforms at least once during the relevant period.
[4]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “In the second quarter of 2021, we maintained solid business momentum through robust execution of our merchandising strategy. In the quarter, we observed healthy trends across our core operating metrics, with total number of active users and total GMV growing by 32% and 25% year over year, respectively. We were also delighted to see our value proposition continues to make us the discount platform of choice for brand partners to collaborate with and to incentivize their contribution to our premium product offerings. We believe that our ability to offer differentiated selections of quality products to our customers at competitive prices while adding value for our brand partners will further solidify our leading position in China’s discount retail market.”

Mr. David Cui, Chief Financial Officer of Vipshop, further commented, “During the second quarter of 2021, we delivered solid topline growth and profitability, driven by sustainable growth momentum in our business. In addition, we generated robust free cash inflow of RMB7.1 billion for the trailing twelve months ended June 30, 2021, compared with RMB4.1 billion in the prior year period. In the second quarter, we repurchased approximately US$301 million of our ADSs in accordance with the US$500 million share repurchase program we adopted in March 2021, showing both our confidence in the robustness of our business model and our dedication to delivering long-term value to our shareholders.”

Second Quarter 2021 Financial Results

REVENUE

Total net revenue for the second quarter of 2021 increased by 22.8% year over year to RMB29.6 billion (US$4.6 billion) from RMB24.1 billion in the prior year period, primarily driven by the growth in the number of total active customers.

GROSS PROFIT

Gross profit for the second quarter of 2021 increased by 20.6% year over year to RMB6.0 billion (US$922.6 million) from RMB4.9 billion in the prior year period. Gross margin for the second quarter of 2021 was 20.1% as compared with 20.5% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the second quarter of 2021 were RMB4.8 billion (US$750.7 million), as compared with RMB3.8 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the second quarter of 2021 was 16.4% as compared with 15.8% in the prior year period.

•

Fulfillment expenses for the second quarter of 2021 were RMB2.1 billion (US$318.7 million), as compared with RMB1.7 billion in the prior year period. As a percentage of total net revenue, fulfillment expenses for the second quarter of 2021 decreased to 6.9% from 7.0% in the prior year period.

•

Marketing expenses for the second quarter of 2021 were RMB1.4 billion (US$218.0 million), as compared with RMB1.0 billion in the prior year period. As a percentage of total net revenue, marketing expenses for the second quarter of 2021 were 4.8%, as compared with 4.3% in the prior year period. The increase was primarily attributable to increased investment in advertising activities relating to customer acquisition and retention.

•

Technology and content expenses for the second quarter of 2021 was RMB369.9 million (US$57.3 million), as compared with RMB305.4 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the second quarter of 2021 decreased to 1.2% from 1.3% in the prior year period.

•

General and administrative expenses for the second quarter of 2021 were RMB1.0 billion (US$156.7 million), as compared with RMB804.6 million in the prior year period. As a percentage of total net revenue, general and administrative expenses for the second quarter of 2021 was 3.4%, as compared with 3.3% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the second quarter of 2021 increased by 18.6% year over year to RMB1.5 billion (US$227.8 million) from RMB1.2 billion in the prior year period. Operating margin for the second quarter of 2021 was 5.0%, as compared with 5.1% in the prior year period.

Non-GAAP income from operations5 for the second quarter of 2021, which excluded share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 16.1% year over year to RMB1.7 billion (US$268.6 million) from RMB1.5 billion in the prior year period. Non-GAAP operating income margin6 for the second quarter of 2021 was 5.9%, as compared with 6.2% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the second quarter of 2021 was RMB1.1 billion (US$169.2 million), as compared with RMB1.5 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the second quarter of 2021 was 3.7%, as compared with 6.4% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the second quarter of 2021 decreased to RMB1.56 (US$0.24) from RMB2.24 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the second quarter of 2021 , which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) share of loss (gain) in investment of limited partnerships that are accounted for as equity method investees, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments, increased by 11.3% year over year to RMB1.5 billion (US$227.6 million) from RMB1.3 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the second quarter of 2021 was 5.0%, as compared with 5.5% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the second quarter of 2021 increased to RMB2.10 (US$0.32) from RMB1.92 in the prior year period.

[5]

Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

[6]	Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

For the quarter ended June 30, 2021, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 701,295,575.

BALANCE SHEET AND CASH FLOW

As of June 30, 2021, the Company had cash and cash equivalents and restricted cash of RMB16.5 billion (US$2.6 billion) and short term investments of RMB3.6 billion (US$564.2 million).

For the quarter ended June 30, 2021, net cash generated from operating activities was RMB2.0 billion (US$309.2 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	June 30, 2020 RMB’000	June 30, 2021 RMB’000	June 30, 2021 US$’000
Net cash generated from operating activities	5,088,869	1,996,409	309,204
Reconciling items:
Net impact from Internet financing activities[11]	(311,652)	(21,535)	(3,335)
Capital expenditures	(452,630)	(637,190)	(98,688)

Free cash inflow	4,324,587	1,337,684	207,181

For the trailing twelve months ended

	June 30, 2020 RMB’000	June 30, 2021 RMB’000	June 30, 2021 US$’000
Net cash generated from operating activities	11,549,627	9,987,575	1,546,878
Reconciling items:
Net impact from Internet financing activities[11]	(4,027,419)	(344,367)	(53,336)
Capital expenditures	(3,375,199)	(2,497,859)	(386,869)

Free cash inflow	4,147,009	7,145,349	1,106,673

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from (used in) operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets.

[11]

Net impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Share Repurchase Program

On March 30, 2021, the Company’s board of directors approved a share repurchase program, pursuant to which the Company may purchase up to US$500 million of its Class A ordinary shares over a 24-month period, ending on March 29, 2023. As of June 30, 2021, the Company had repurchased approximately US$301 million of its ADSs representing Class A ordinary shares under the program.

Business Outlook

For the third quarter of 2021, the Company expects its total net revenue to be between RMB24.3 billion and RMB25.5 billion, representing a year-over-year growth rate of approximately 5% to 10%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the effective noon buying rate on June 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2021, or at any other rate.

Conference Call Information

The Company will hold a conference call on Wednesday, August 18, 2021 at 7:30 am US Eastern Time, 7:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below. Once pre-registration has been completed, participants will receive dial-in numbers, a passcode, and a unique registrant ID via email. To join the conference, participants should use the dial-in details in the email and then enter the event passcode followed by the registrant ID.

Conference ID	#2472109
Registration Link	http://apac.directeventreg.com/registration/event/2472109

A replay of the conference call will be accessible until August 25, 2021 via the following dial-in details:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199—0299
Conference ID:	#2472109

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) share of loss (gain) in investment of limited partnerships that are accounted for as equity method investees, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (a) share-based compensation, (b) impairment loss of investments, (c) amortization of intangible assets resulting from business acquisitions, (d) investment gain and revaluation of investments excluding dividends, and (e) share of loss (gain) in investment of limited partnerships that are accounted for as equity method investees add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (1) non-cash share-based compensation expenses, (2) impairment loss of investments, (3) amortization of intangible assets resulting from business acquisitions, (4) investment gain and revaluation of investments excluding dividends, and (5) share of loss (gain) in investment of limited partnerships that are accounted for as equity method investees. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021
	RMB’000	RMB’000	RMB’000	USD’000
Product revenues	23,213,007	27,221,752	28,226,826	4,371,779
Other revenues (1)	897,660	1,176,745	1,380,876	213,870

Total net revenues	24,110,667	28,398,497	29,607,702	4,585,649

Cost of revenues	(19,170,864)	(22,803,674)	(23,650,875)	(3,663,054)

Gross profit	4,939,803	5,594,823	5,956,827	922,595

Operating expenses:
Fulfillment expenses (2)	(1,676,229)	(1,793,138)	(2,057,504)	(318,667)
Marketing expenses	(1,028,903)	(1,294,068)	(1,407,584)	(218,007)
Technology and content expenses	(305,381)	(337,516)	(369,936)	(57,296)
General and administrative expenses	(804,619)	(956,688)	(1,011,849)	(156,716)

Total operating expenses	(3,815,132)	(4,381,410)	(4,846,873)	(750,686)

Other operating income	115,336	298,000	360,554	55,843

Income from operations	1,240,007	1,511,413	1,470,508	227,752
Investment gain and revaluation of investments	551,443	97,936	(74,173)	(11,488)
Impairment loss of investments	0	0	(161,734)	(25,049)
Interest expense	(21,070)	(3,696)	(1,614)	(250)
Interest income	100,286	153,424	160,114	24,799
Foreign exchange gain(loss)	(14,272)	30,950	(50,684)	(7,850)

Income before income tax expense and share of gain of equity method investees	1,856,394	1,790,027	1,342,417	207,914
Income tax expenses	(324,883)	(306,959)	(312,749)	(48,439)
Share of gain of equity method investees	7,588	64,642	55,596	8,611

Net income	1,539,099	1,547,710	1,085,264	168,086
Net loss(income) attributable to non-controlling interests	(2,179)	(2,240)	7,218	1,118

Net income attributable to Vipshop’s shareholders	1,536,920	1,545,470	1,092,482	169,204
Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	134,956,142	136,459,216	137,142,451	137,142,451
—Diluted	137,322,667	141,842,600	140,259,115	140,259,115
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	11.39	11.33	7.97	1.23
Net income attributable to Vipshop’s shareholders—Diluted	11.19	10.90	7.79	1.21
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	2.28	2.27	1.59	0.25
Net income attributable to Vipshop’s shareholders——Diluted	2.24	2.18	1.56	0.24

(1)

Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products, interest income from microcredit and consumer financing services, inventory and warehouse management services to certain suppliers, loan facilitation service income, and lease income earned from the Shan Shan Outlets.

(2)

Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.1 billion,1.2 billion and RMB 1.5 billion in the three month periods ended June 30,2020,March 31,2021 and June 30,2021, respectively.

(3)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021
	RMB’000	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	25,905	19,750	22,336	3,459
Marketing expenses	4,661	4,289	4,153	643
Technology and content expenses	45,201	52,581	67,238	10,414
General and administrative expenses	172,136	143,517	163,899	25,385

Total	247,903	220,137	257,626	39,901

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	11,995,415	15,666,775	2,426,475
Restricted cash	815,906	798,450	123,664
Short term investments	7,328,719	3,642,851	564,206
Accounts receivable, net	334,529	376,443	58,304
Amounts due from related parties	333,539	353,333	54,724
Other receivables and prepayments,net	2,286,359	2,177,100	337,190
Loan receivables,net	27,258	4,345	673
Inventories	7,642,509	5,941,222	920,178
Assets held for sale	408,748	19,528	3,024

Total current assets	31,172,982	28,980,047	4,488,438

NON-CURRENT ASSETS

Property and equipment, net	13,584,459	13,925,275	2,156,750
Deposits for property and equipment	73,718	264,260	40,929
Land use rights, net	6,062,792	6,029,328	933,824
Intangible assets, net	333,022	320,989	49,715
Investment in equity method investees	1,949,787	2,323,273	359,829
Other investments	2,861,034	2,722,120	421,603
Other long-term assets	100,328	292,604	45,319
Goodwill	593,662	593,662	91,947
Deferred tax assets, net	628,267	706,254	109,385
Operating lease right-of-use assets	1,580,763	1,355,352	209,917

Total non-current assets	27,767,832	28,533,117	4,419,218

TOTAL ASSETS	58,940,814	57,513,164	8,907,656

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,043,426	1,959,516	303,490
Accounts payable	15,191,313	12,289,830	1,903,452
Advance from customers	1,558,891	1,238,674	191,846
Accrued expenses and other current liabilities	7,696,996	7,108,980	1,101,041
Amounts due to related parties	444,100	410,538	63,584
Deferred income	334,431	314,409	48,696
Operating lease liabilities	299,791	313,508	48,556

Total current liabilities	26,568,948	23,635,455	3,660,665

NON-CURRENT LIABILITIES
Deferred tax liability	432,995	452,105	70,022
Deferred income-non current	1,070,891	1,086,398	168,262
Operating lease liabilities	1,360,946	1,129,494	174,936
Other long term liabilities	121,245	176,055	27,267

Total non-current liabilities	2,986,077	2,844,052	440,487

TOTAL LIABILITIES	29,555,025	26,479,507	4,101,152

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized,119,223,484 and 122,424,418 shares issued,of which 119,223,484 and 119,681,428 shares were outstanding as of December 31, 2020 and June 30,2021, respectively)	77	79	12
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 15,560,358 shares issued and outstanding as of December 31, 2020 and June 30,2021, respectively)	11	11	2
Treasury shares,at cost(Nil and 2,742,990 Class A shares as of December 31, 2020 and June 30,2021, respectively )	0	(1,927,719)	(298,566)
Additional paid-in capital	10,816,185	11,692,079	1,810,872
Retained earnings	17,740,415	20,378,367	3,156,207
Accumulated other comprehensive loss	(58,954)	(103,681)	(16,055)
Non-controlling interests	888,055	994,521	154,032

Total shareholders’ equity	29,385,789	31,033,657	4,806,504

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	58,940,814	57,513,164	8,907,656

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	June 30, 2020	June 30, 2021	June 30, 2021
	RMB’000	RMB’000	USD’000
Income from operations	1,240,007	1,470,508	227,752
Share-based compensation expenses	247,903	257,626	39,901
Amortization of intangible assets resulting from business acquisitions	5,896	5,896	913

Non-GAAP income from operations	1,493,806	1,734,030	268,566

Net income attributable to Vipshop’s shareholders	1,536,920	1,092,482	169,204
Share-based compensation expenses	247,903	257,626	39,901
Impairment loss of investments	0	161,734	25,049
Investment gain and revaluation of investments excluding dividends	(551,443)	103,043	15,959
Share of loss(gain) in investment of limited partnerships that are accounted for as an equity method investee	27,739	(50,009)	(7,745)
Amortization of intangible assets resulting from business acquisitions	5,896	5,896	913
Tax effects on non-GAAP adjustments	53,570	(101,261)	(15,683)

Non-GAAP net income attributable to Vipshop’s shareholders	1,320,585	1,469,511	227,598

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	134,956,142	137,142,451	137,142,451
—Diluted	137,322,667	140,259,115	140,259,115
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders——Basic	9.79	10.72	1.66
Non-GAAP net income attributable to Vipshop’s shareholders——Diluted	9.62	10.48	1.62
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders——Basic	1.96	2.14	0.33
Non-GAAP net income attributable to Vipshop’s shareholders——Diluted	1.92	2.10	0.32